SPECTRUM PHARMACEUTICALS, INC.

11500 S. Eastern Ave., Ste. 240

Henderson, NV 89052

April 29, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:	Spectrum Pharmaceuticals, Inc.
Registration Statement on Form S-3 (File No. 333-194823)
Request for Acceleration

Dear Mr. Riedler:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Spectrum Pharmaceuticals, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 p.m. Eastern Time on May 1, 2014, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation with this matter.

Very truly yours,

SPECTRUM PHARMACEUTICALS, INC.

/s/ Kurt A. Gustafson
Kurt A. Gustafson
Executive Vice President and
Chief Financial Officer